EXHIBIT (a)(1)(xii)

[MMC Letterhead]

June 20, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

There are just 10 days left in which to make your election to participate in the MMC Stock Option Exchange program. The offer is scheduled to end at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. To participate in this program, you must submit your election by that deadline.

Please visit the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com, or www.peoplelink.ca in Canada. You can review the exchange process and see a list of your options eligible for exchange and the exchange ratios, as well as the general tax implications of the exchange, and how to elect to exchange options. You’ll also find answers to frequently asked questions. Everything can be printed out for your convenience. Please read everything carefully before deciding whether or not to participate. Keep in mind that this is a completely voluntary program.

If you have questions about the stock option exchange program, you can contact MMC Global Compensation:

  By phone at 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern time. You will be able to leave a voice message on this extension for calls after business hours.
  By e-mail at MMC.Stock.Option.Group@mmc.com.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.